Exhibit 12.1

Franklin Financial Network, Inc.

Computation of Ratio of Earnings to Fixed Charges

For Fiscal Years Ended December 31, 2012 through 2015

(in thousands except ratio amounts)

	For Fiscal Years Ended December 31,
	2015	2014	2013	2012
Earnings:
Income before provision for income taxes	$25,101	$13,548	$7,295	$6,196

Add: Fixed charges	10,277	6,422	4,374	4,429

Total Adjusted Earnings	$35,378	$19,970	$11,669	$10,625

Fixed Charges:
Interest expense	$9,306	$5,739	$3,937	$4,048
Interest component of rent expense	971	683	437	381

Total Fixed Charges	$10,277	$6,422	$4,374	$4,429

Ratio of Earnings to Fixed Charges	3.4x	3.1x	2.7x	2.4x